350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

June 20, 2025

Aisha Adegbuyi
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Worthy Wealth Realty, Inc. Amendment No. 4 to Offering Statement on Form 1-A Filed May 20, 2025 File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated June 9, 2025, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 5 (“Amendment #5) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amendment No. 4 to Offering Statement on Form 1-A
Offering Circular Summary, Page 4

1. We note your response to prior comment 1 and the revised disclosure that you will rely on interest from publicly traded government securities until “sufficient proceeds have been received” to make initial real-estate investments. We also note that there is no minimum offering amount, and that you deleted the narrative and quantitative disclosure about relying on short-term investments and WWI in the event you do not raise the $1 million required for 12 months of operations. Please revise to quantify the minimum amount of proceeds from this offering you believe is required to begin making real-estate related investments consistent with your plan of operations. Please provide similar disclosure in the Plan of Operations section on page 28.

Response:

In Amendment 5 the Company has clarified in the Plan of Operations section and elsewhere, that until such time as the Company raises sufficient proceeds in the Offering to make an initial investment, any funds raised prior thereto would be invested in publicly traded government securities, and any interest and principal payment obligations with respect to the Company’s securities issued in the Offering would be satisfied through the proceeds of such investments, as well as, to the extents necessary, contributions to the Company’s capital by the Company’s parent corporation Worth Wealth, Inc. (the “Parent”). The Company does not intend to “commence operations,” in the sense of actively investing, until such time as it has raised sufficient proceeds in the Offering to make initial investments, which, depending on the circumstances, could be as low as $250,000, based on preliminary discussions that have taken place with developers. The Company will be operational in the interim (i.e. prior to its initial investment) to manage the funds raised, as stated above, and to actively seek investment opportunities as additional funds are raised in the Offering. Once funds for an initial investment have been raised in the Offering, the Company will liquidate the necessary amount of governmental securities to fund said investment.

United States Securities and Exchange Commission June 20, 2025 Page 2	Dickinson Wright PLLC

2. We note your response to prior comments 2 and 3 and the statement that you will be paid interest at a rate “more than sufficient for the Company to satisfy the Company’s periodic interest obligations to the investors.” Given the 9% to 10% interest rate of the bonds, please revise to disclose the rate or approximate interest rate your business model targets for the mortgage loans and co-ownership interests you plan to invest in. In this regard, it appears from your response to prior comment 3 that you seek to invest in mortgage loans that pay approximately 14% to 17% annual interest. However, it is unclear what interest rate or return on investment your business plan targets for the co-ownership interests of underlying real estate. Please revise accordingly.

Response:

In Amendment 5 the Company has clarified that, with respect to investments in both mortgage loans and co-ownership interests of underlying real estate, it anticipates receiving an approximate 14% to 17% annual interest rate plus a return of principal at maturity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, Page 28

3. It appears from your response to prior comment 3 that you currently target 2 types of investments that are expected to provide periodic interest and eventual principal payments: (1) mortgage loans and (2) co-investments in real estate secured by first mortgages. Please revise to disclose the approximate percentage of each type of investment you are targeting. For example, it is unclear if you anticipate investing the proceeds equally in each type of investment. Please reconcile with the disclosure on page 4 indicating that you expect 95% of your investments to be co-investments with developers, with the other 5% reserved for working capital. Additionally, specifically regarding the property interests made through co-investments, please revise to clarify the anticipated terms of these investments. For example, do you expect these to be minority interests, equal investments with the co-investors, or otherwise? To what extent do you expect to be actively involved in the developments or passive co- investors? If you do not know the expected terms of these co-investments, provide Risk Factor disclosure addressing the lack of information available to the potential investor regarding what appears to be a key component of your plan of operations.

Response:

In Amendment 5 the Company has clarified the following:

(i) Clarifying that 95% of the Company’s investments of proceeds from the Offering are expected to be in a combination of co-investments in real estate properties through tenant in common investments providing a direct ownership interest in the underlying properties, and in mortgage loans secured by mortgages on the underlying properties. It is not yet possible to determine the percentage of each type of investment that will constitute the 95%.

United States Securities and Exchange Commission June 20, 2025 Page 3	Dickinson Wright PLLC

(ii) Clarifying that the Company’s tenant in common investments will be in the form of a minority interest in the underlying property, that the Company does not anticipate being actively involved in the developments, and that the Company anticipates having certain negotiated consent, action, information, and inspection rights, with respect to each project, which will likely vary in degree from investment to investment.

(iii) Adding risk factor(s) advising that the particular terms of the Company’s investments have yet to be negotiated, and therefore may vary from the disclosure in the Offering Statement regarding the anticipated terms of such investments.

Further, in Amendment 5 the Company has clarified that the Company will not activate a Company specific website, but rather, the Company’s Offering will be included as an investment option on the Parent’s website.

Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours, Clint J. Gage
CJG:sm